Exhibit 99.1
Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information
In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC,” the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment's other wholly owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,389.0 million face value of commercial mortgage-backed securities ("CMBS") financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.
Operating Results for CEOC
Overall CEOC Results
The following tables represent CEOC's Consolidated Condensed Balance Sheets as of September 30, 2013 and December 31, 2012 and its Consolidated Condensed Statements of Operations for the three and nine months ended September 30, 2013 and 2012, and Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2013 and 2012.
On November 2, 2012, we sold the Harrah's St. Louis casino, in the fourth quarter 2012, we began discussions with interested investors regarding a sale of the subsidiaries that hold a land concession in Macau (the "Macau Subsidiaries") and in the first quarter 2013, we permanently closed our Alea Leeds casino in England. As a result of the above activities, the assets and liabilities of the Macau Subsidiaries are classified as held for sale as of September 30, 2013 and December 31, 2012, and the results of operations and cash flows of Harrah's Maryland Heights, LLC, owner of the Harrah's St. Louis casino, the Macau Subsidiaries, and the Alea Leeds casino are classified as discontinued operations for the three and nine months ended September 30, 2013 and 2012.

CAESARS ENTERAINMENT OPERATING COMPANY, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(UNAUDITED)
(In millions)

	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$1,268.4	$1,547.5
Restricted cash	53.7	793.2
Receivables, net of allowance for doubtful accounts of $152.6 and $168.7	420.5	533.5
Deferred income taxes	121.5	94.0
Prepayments and other current assets	140.0	92.2
Inventories	30.9	38.8
Assets held for sale	5.4	5.1
Total current assets	2,040.4	3,104.3
Property and equipment, net	10,064.2	10,776.5
Goodwill	1,256.4	1,403.7
Intangible assets other than goodwill	3,087.9	3,362.3
Investments in and advances to non-consolidated affiliates	190.8	101.0
Restricted cash	346.4	307.4
Deferred charges and other	558.9	528.5
Assets held for sale	466.0	471.2
	$18,011.0	$20,054.9
Liabilities and Stockholder's Deficit
Current liabilities
Accounts payable	$342.9	$325.2
Interest payable	396.1	236.0
Accrued expenses	781.3	769.3
Current portion of long-term debt	204.3	876.3
Liabilities held for sale	0.7	3.8
Total current liabilities	1,725.3	2,210.6
Long-term debt	17,719.7	16,731.3
Notes payable to affiliate	285.4	516.4
Deferred credits and other	682.5	777.9
Deferred income taxes	1,960.8	2,724.6
Liabilities held for sale	54.3	52.1
	22,428.0	23,012.9
Total CEOC stockholder's deficit	(4,485.7)	(3,000.2)
Noncontrolling interests	68.7	42.2
Total deficit	(4,417.0)	(2,958.0)
	$18,011.0	$20,054.9

CAESARS ENTERAINMENT OPERATING COMPANY, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In millions)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues
Casino	$1,181.7	$1,268.1	$3,530.3	$3,832.1
Food and beverage	256.6	257.2	769.1	765.3
Rooms	197.0	198.1	579.5	587.4
Management fees	14.5	12.5	42.3	34.4
Other	109.3	113.2	324.0	333.7
Reimbursable management costs	71.8	22.3	201.9	43.5
Less: casino promotional allowances	(214.7)	(233.6)	(629.7)	(674.4)
Net revenues	1,616.2	1,637.8	4,817.4	4,922.0
Operating expenses
Direct
Casino	659.8	742.2	2,030.3	2,243.6
Food and beverage	107.0	104.4	320.7	309.6
Rooms	44.4	44.2	137.0	136.9
Property, general, administrative, and other	352.6	344.7	1,021.4	1,011.5
Reimbursable management costs	71.8	22.3	201.9	43.5
Depreciation and amortization	101.4	138.8	339.1	415.1
Write-downs, reserves, and project opening costs, net of recoveries	11.5	30.3	30.4	50.3
Intangible and tangible asset impairment charges	925.4	416.0	1,025.7	623.0
Loss/(income) on interests in non-consolidated affiliates	4.3	(0.9)	23.0	9.9
Corporate expense	28.0	43.1	92.8	120.0
Acquisition and integration costs	3.1	1.0	20.5	1.9
Amortization of intangible assets	22.9	27.2	68.8	78.4
Total operating expenses	2,332.2	1,913.3	5,311.6	5,043.7
Loss from operations	(716.0)	(275.5)	(494.2)	(121.7)
Interest expense, net of interest capitalized	(549.2)	(495.6)	(1,626.2)	(1,509.7)
Loss on early extinguishments of debt	(0.3)	—	(37.1)	—
Gain on partial sale of subsidiary	—	—	44.1	—
Other income, including interest income	1.1	4.0	11.4	18.4
Loss from continuing operations before income taxes	(1,264.4)	(767.1)	(2,102.0)	(1,613.0)
Benefit for income taxes	441.6	237.3	852.3	549.8
Loss from continuing operations, net of income taxes	(822.8)	(529.8)	(1,249.7)	(1,063.2)
Discontinued operations
Income/(loss) from discontinued operations	14.9	0.8	(29.3)	(69.4)
Provision for income taxes	(3.1)	(1.6)	(0.2)	(4.6)
Income/(loss) from discontinued operations, net of income taxes	11.8	(0.8)	(29.5)	(74.0)
Net loss	(811.0)	(530.6)	(1,279.2)	(1,137.2)
Less: net loss/(income) attributable to noncontrolling interests	2.0	(0.7)	(2.7)	(1.7)
Net loss attributable to CEOC	$(809.0)	$(531.3)	$(1,281.9)	$(1,138.9)

CAESARS ENTERAINMENT OPERATING COMPANY, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions)

	Nine Months Ended September 30,
	2013	2012
Cash flows used in operating activities	$(372.8)	$(23.0)
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(436.8)	(278.3)
Change in restricted cash	700.5	(557.6)
Proceeds from partial sale of subsidiary, net of cash deconsolidated	50.4	—
Cash received in conjunction with the sale of a subsidiary, net of cash contributed	—	42.4
Payments to acquire business, net of transaction costs and cash acquired	—	15.2
Investments in/advances to non-consolidated affiliates	(13.6)	(22.8)
Other	(11.2)	(2.2)
Cash flows provided by/(used in) investing activities	289.3	(803.3)
Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,808.1	2,440.9
Debt issuance costs and fees	(57.8)	(31.9)
Borrowings under lending agreements	—	453.0
Repayments under lending agreements	—	(608.0)
Cash paid for early extinguishments of debt	(1,788.8)	(1,325.5)
Scheduled debt retirements	(9.6)	(12.7)
Purchase of additional interests in subsidiary	—	(9.6)
Contributions from noncontrolling interest owners	35.3	—
Intercompany note borrowings, net of repayments	(231.0)	294.3
Other	(18.0)	(15.2)
Cash flows (used in)/provided by financing activities	(261.8)	1,185.3
Cash flows from discontinued operations
Net cash flows from operating activities	0.7	29.3
Net cash flows from investing activities	65.7	(2.9)
Net cash flows from financing activities	—	—
Cash flows provided by discontinued operations	66.4	26.4
Net (decrease)/increase in cash and cash equivalents	(278.9)	385.4
Change in cash classified as assets held for sale	(0.2)	2.5
Cash and cash equivalents, beginning of period	1,547.5	596.6
Cash and cash equivalents, end of period	$1,268.4	$984.5

Regional Aggregation
The executive officers of the Company review operating results, assess performance, and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company's casino properties (as of September 30, 2013 or otherwise noted below), have been grouped into four regions as shown in the table below to facilitate discussion of the Company's operating results.

Las Vegas	Atlantic Coast	Other U.S.	Managed and International
Caesars Palace	Showboat Atlantic City	Harrah's New Orleans	Harrah's Ak-Chin (d)
Bally's Las Vegas	Bally's Atlantic City	Harrah's Louisiana Downs	Harrah's Cherokee (d)
The Quad Resort & Casino	Caesars Atlantic City	Horseshoe Bossier City	Harrah's Rincon (d)
Bill’s Gamblin’ Hall & Saloon (a)	Harrah's Philadelphia (b)	Grand Casino Biloxi	Horseshoe Cleveland (d) (e)
Planet Hollywood Resort & Casino	Horseshoe Baltimore (i)	Harrah's Tunica	Horseshoe Cincinnati (d) (e)
		Horseshoe Tunica	Conrad Punta del Este (f)
		Tunica Roadhouse Hotel & Casino	Caesars Windsor (g)
		Harrah's North Kansas City	London Clubs International (h)
		Harrah's Council Bluffs	ThistleDown Racino (d) (e)
Horseshoe Council Bluffs/ Bluffs Run
Horseshoe Southern Indiana
Harrah's Joliet (c)
Harrah's Metropolis
Horseshoe Hammond
Harrah's Reno
Harrah's Lake Tahoe
Harveys Lake Tahoe
__________________

(a)
Bill's Gamblin' Hall & Saloon temporarily closed in early February 2013 to accommodate the renovations into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovated hotel and casino are expected to re-open in early 2014 and the dayclub/nightclub is expected to open in the first half of 2014.

(b)	We have a 99.5% ownership interest in and manage this property.

(c)	We have an 80% ownership interest in and manage this property.

(d)	Managed.

(e)	We have a 20% interest in Rock Ohio Caesars, LLC, which owns this property.

(f)
On May 31, 2013, the Company sold 45% of its equity interest in Conrad Punta del Este and, as a result of this transaction, no longer consolidates its results, but instead accounts for it as an equity method investment. The results of Conrad Punta del Este are included in consolidated results through May 31, 2013 and the equity method income or loss is included in (loss)/income from operations beginning June 1, 2013.

(g)	We operate this property and the province of Ontario owns the complex through the Ontario Lottery and Gaming Corporation.

(h)	We own, operate, or manage nine casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.

(i)	We have a joint venture interest in this property, which is under development, and a financial stake in the management fee stream for this property.

Consolidated Operating Results

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$1,181.7	$1,268.1	(6.8)%	$3,530.3	$3,832.1	(7.9)%
Net revenues	1,616.2	1,637.8	(1.3)%	4,817.4	4,922.0	(2.1)%
Loss from operations	(716.0)	(275.5)	(159.9)%	(494.2)	(121.7)	(306.1)%
Loss from continuing operations, net of income taxes	(822.8)	(529.8)	(55.3)%	(1,249.7)	(1,063.2)	(17.5)%
Income/(loss) from discontinued operations, net of income taxes	11.8	(0.8)	*	(29.5)	(74.0)	60.1%
Net loss attributable to CEOC	(809.0)	(531.3)	(52.3)%	(1,281.9)	(1,138.9)	(12.6)%
Operating margin(1)	(44.3)%	(16.8)%	(27.5) pts	(10.3)%	(2.5)%	(7.8) pts
Casino revenues, net revenues, income from operations, and loss from continuing operations, net of income taxes for all periods presented in the table above exclude the results of the Harrah's St. Louis casino which was sold in November 2012, the results of Alea Leeds casino which was closed in March 2013 and the results of the subsidiaries that hold our land concession in Macau, all of which are presented as discontinued operations.

See footnotes following the Managed, International, and Other results discussion later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.
____________________________
*     Not meaningful
Three months ended September 30, 2013 compared to September 30, 2012
Net Revenues
Net revenues declined in the third quarter 2013 compared to the same quarter in the prior year mainly due to a decline in casino revenue of $86.4 million, or 6.8%, which was largely offset by the combination of lower promotional allowances and increases in non-gaming revenues, including pass-through management cost reimbursements.
Casino revenue declines were primarily driven by the continued impact of regional competition in Atlantic City and in certain other U.S. regional markets outside of Nevada, continued softness in the domestic gaming market and the loss of revenues resulting from the partial sale of our Conrad Punta Del Este, Uruguay casino in the second of quarter 2013. Gaming results indicate continued weakening in slot volumes in virtually all domestic markets, while table volumes were relatively strong. On a consolidated basis, we experienced favorable hold (the portion of aggregate players' wagers that are retained by the casino as win ("hold")) in the third quarter 2013 compared to the prior year, driven by strong hold in Las Vegas, with unfavorable hold in other domestic markets.
On a consolidated basis, rooms revenue remained relatively unchanged, as a result of an increase in the average daily rate paid for rooms sold, excluding promotional rooms (“cash ADR”) from $96 in the third quarter 2012 to $110 in the current quarter, primarily attributable to resort fees in Las Vegas and other Nevada properties. Total occupancy decreased 3 percentage points to 90% in the third quarter 2013 from 2012 due mainly to the disruption caused by construction activities related to the LINQ project and renovation of The Quad Resort & Casino (the "Quad"), in Las Vegas.
Revenues for our Managed properties increased $47.8 million for the third quarter 2013 when compared to the third quarter 2012 due to new managed properties, including Horseshoe Cincinnati (opened in March 2013) and Thistledown Racino in Ohio (commenced video lottery terminal operations in April 2013). A large portion of these revenues represent reimbursable management costs, which are presented on a gross basis as revenue and expense, thus resulting in no net impact on results. Reimbursable management costs were $71.8 million in the third quarter 2013 compared to $22.3 million in the prior year quarter.
Income from Operations
Loss from operations for the third quarter 2013 was $716.0 million compared to $275.5 million in the prior year quarter primarily due to higher non-cash intangible and tangible asset impairment charges which totaled $925.4 million in the third quarter 2013, as compared to $416.0 million in the third quarter 2012. Aside from the change in impairment charges, income from operations increased $68.9 million due primarily to a $37.4 million decrease in depreciation and amortization expense, an $18.8 million decrease in write-downs, reserves and project opening costs, net of recoveries and a $15.1 million decrease in corporate expense.

Net Loss
Net loss attributable to CEOC was $809.0 million in the third quarter 2013 compared to $531.3 million in the third quarter of 2012, due mainly to the decline in income from operations discussed above and a $53.6 million increase in interest expense, net of capitalized interest, partially offset by an increase in income from discontinued operations, net of income taxes, of $12.6 million. These factors are further described in "Additional Financial Information" that follows herein.
Nine months ended September 30, 2013 compared to September 30, 2012
Net Revenues
Net revenues decreased $104.6 million, or 2.1%, in the nine months ended September 30, 2013 compared to the prior year due mainly to a $301.8 million, or 7.9%, decrease in casino revenues, partially offset by increases in other revenues coupled with lower promotional allowances. Net revenues in Las Vegas were impacted by the continuing construction activity for the LINQ project, the ongoing renovation of the Quad, and the closure of Bill's in February 2013 for renovation.
Casino revenue declines were primarily due to unfavorable gaming hold as compared to prior year coupled with weaker gaming volumes, primarily slot volumes, and lower visitation. Declines in overall visitation were primarily related to continued competitive pressure and the slow recovery from Hurricane Sandy which impacted Atlantic City in the first quarter 2013, continued softness in the domestic gaming market and the loss of revenues resulting from the partial sale of our Conrad Punta del Este, Uruguay casino in the second quarter 2013.
Rooms revenues declined $7.9 million, or 1.3%, primarily as a result of a shift in the group business and a decline in occupancy percentage of 2.6 percentage points in the nine months ended September 30, 2013 from 2012 due primarily to declines in Atlantic City. Cash ADR for the nine months ended September 30, 2013 increased 8.1 percent from $99 in 2012 to $107 in 2013, primarily as a result of the March 2013 implementation of resort fees at our Nevada properties.
Other revenue increases relate to revenues for the our Managed properties, which increased $179.8 million for the nine months ended September 30, 2013 when compared to the prior year due to new managed properties, including Horseshoe Cleveland (opened in May 2012), Horseshoe Cincinnati (opened in March 2013), Thistledown Racino (commenced video lottery terminal operations in April 2013) and the management company for Caesars Windsor, which we are now consolidating since increasing our ownership from 50% to 100% in June 2012. A large portion of these revenues represent reimbursable management costs, which are presented on a gross basis as revenue and expense, thus resulting in no net impact on results. Reimbursable management costs were $201.9 million in the nine months ended September 2013 compared to $43.5 million in the prior year.
Income from Operations
Loss from operations for the nine months ended September 30, 2013 was $494.2 million, compared to $121.7 million in 2012. The change was primarily due to an increase in intangible and tangible asset impairment charges which totaled $1,025.7 million in the nine months ended September 30, 2013 compared to $623.0 million in the nine months ended September 30, 2012. Aside from the impairment charges, income from operations improved $30.2 million due mainly to a $76.0 million decrease in depreciation expense, decreases in property operating expenses related to cost savings initiatives, a $19.9 million decrease in write-downs, reserves and project opening costs, net of recoveries, and a $27.2 million reduction in corporate expense. These factors were partially offset by the income impact of lower net revenues as discussed above.
Net Loss
Net loss attributable to CEOC was $1,281.9 million in the nine months ended September 30, 2013, compared to $1,138.9 million in 2012. The change was due mainly to the change in loss from operations described above, a $44.5 million favorable change in the loss from discontinued operations, net of income taxes, and a gain of $44.1 million related to the sale of 45% of Baluma S.A., which owns and operates the Conrad Punta del Este. Partially offsetting the impact of the above factors was a $116.5 million increase in interest expense, net of interest capitalized, and a $37.1 million unfavorable change in loss on early extinguishments of debt. These factors are further described in "Other Factors Affecting Net Loss" that follows herein.

Regional Operating Results
Las Vegas

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$227.8	$203.8	11.8%	$601.8	$659.6	(8.8)%
Net revenues	426.0	381.9	11.5%	1,209.1	1,219.1	(0.8)%
Income from operations	79.8	14.8	439.2%	161.8	143.7	12.6%
Operating margin(1)	18.7%	3.9%	14.8 pts	13.4%	11.8%	1.6 pts
Three months ended September 30, 2013 compared to September 30, 2012
Net revenues in Las Vegas increased $44.1 million, or 11.5%, in the third quarter 2013 compared to the third quarter 2012, primarily driven by increases in casino, rooms, and food and beverage revenues. Ongoing construction activities associated with the LINQ project, the renovation of the Quad and the renovation-related closure of Bill's Gamblin' Hall & Saloon continued to negatively affect the revenues in the region.
Casino revenues increased $24.0 million, or 11.8%, in the third quarter 2013 compared to the third quarter 2012 due to favorable hold and an increase in table games volume, both driven by baccarat play. Gaming results indicate continued weakening in slot volumes, while table volumes were relatively strong.
Rooms revenues increased $2.9 million, or 2.8%, in the third quarter 2013 compared to the prior year quarter. The increase was largely driven by the introduction of resort fees beginning in March 2013 which contributed to an increase in cash ADR from $94 in 2012 to $112 in 2013. Partially offsetting this increase was a decline in the region's occupancy percentage of 4 percentage points from 94% in 2012 to 90% in 2013, primarily due to the disruption caused by construction activities related to the LINQ project construction and renovation of the Quad and lower group business.
Food and beverage revenues increased $15.3 million, or 15.9%, in the third quarter 2013 compared to the prior year quarter due to the addition of several new restaurant offerings such as Bacchanal Buffet, which opened in September 2012, and Nobu at Caesars Palace and Gordon Ramsay-branded restaurants at Caesars Palace and Planet Hollywood.
Property operating expenses in the region declined $13.1 million in the third quarter 2013 compared to the prior year quarter largely attributable to a significant improvement in bad debt expense and a decrease in depreciation expense of $3.9 million.
Nine months ended September 30, 2013 compared to September 30, 2012
Net revenues remained relatively unchanged in the nine months ended September 30, 2013 compared from 2012 due mainly to casino revenue declines combined with the negative impact of the construction activities associated with the LINQ project and activities associated with the renovations of the Quad and Bill's. These declines were offset by an increase in food and beverage revenues.
Casino revenues were down $57.8 million, or 8.8%, compared to the prior year due to unfavorable hold and weaker slot volumes, while table games volumes remained strong.
Food and beverage revenues increased $46.4 million, or 15.6%, due to the addition of several new restaurant offerings such as Bacchanal Buffet and Nobu at Caesars Palace and Gordon Ramsay-branded restaurants at Caesars Palace and Planet Hollywood.
Rooms revenues increased $5.7 million, or 1.7%, as the initial implementation of resort fees in March 2013 contributed to an increase in cash ADR from $100 in 2012 to $111 in 2013. The region's occupancy percentage declined 3 percentage points to 91% in 2013, primarily due to the disruption caused by construction activities related to the Quad and a change in the mix of group business.
Overall, property operating expenses in the region declined as a result of decreases in costs attributable to our cost savings initiatives, the reversal of a sales tax reserve of $6.4 million recognized in the second quarter 2013, along with an $8.3 million decrease in depreciation expense. The impact of the above factors was partially offset by higher remediation costs when compared to 2012.

Development Projects
During 2012, we secured $185.0 million in financing to fund the renovation of Bill’s into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovation will include a complete remodeling of the guest rooms, casino floor, and common areas, the addition of a second floor restaurant, and the construction of an approximately 65,000 square foot rooftop pool and dayclub/nightclub. We will own the property and manage the casino, hotel, and food and beverage operations, and the dayclub/nightclub will be leased to a third party. Bill's closed in early February 2013 to accommodate these renovations. Through September 30, 2013, $27.2 million had been spent on this project, of which $24.2 million was spent in 2013.
During 2011, we commenced construction on the LINQ project, a dining, entertainment, and retail development located between the Flamingo casino and the Quad, on the east side of the Las Vegas Strip. The LINQ project is scheduled to open in phases beginning in December 2013 and includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in the second quarter of 2014. Through September 30, 2013, $455.7 million had been spent on this project, of which $215.1 million was spent in 2013.
Atlantic Coast

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$261.7	$300.6	(12.9)%	$752.2	$859.3	(12.5)%
Net revenues	309.0	351.3	(12.0)%	872.8	989.8	(11.8)%
(Loss)/income from operations	(508.8)	27.5	*	(490.8)	46.0	*
Operating margin(1)	(164.7)%	7.8%	(172.5) pts	(56.2)%	4.6%	(60.8) pts
____________________________
*     Not meaningful
Three months ended September 30, 2013 compared to September 30, 2012
Net revenues decreased by $42.3 million, or 12.0%, as Atlantic City continues to be affected by the competitive environment in the region, which has caused a decline in visitation to the region's Atlantic City properties. The traffic decline contributed to overall revenue declines, partially offset by lower promotional allowances. Casino revenues declined $38.9 million, or 12.9% in the three months ended September 30, 2013, compared to the prior year quarter, due primarily to weaker slots and table games volumes and unfavorable hold in 2013 compared to the prior year quarter.
Loss from operations was $508.8 million in the third quarter 2013 compared to income from operations of $27.5 million in the prior year quarter, a change of $536.3 million, primarily due to non-cash tangible and intangible asset impairment charges of $536.2 million recorded in the third quarter 2013 with no comparable charge in the prior year quarter. Excluding the impairment charge, income from operations remained relatively unchanged. Declines in property operating expenses and depreciation of $28.8 million and $13.3 million, respectively, largely offset the income impact of lower revenues.
Nine months ended September 30, 2013 compared to September 30, 2012
Net revenues in the nine months ended September 30, 2013 in the Atlantic Coast region declined $117.0 million, or 11.8%, compared to the prior year. Atlantic City continues to be affected by the continuing competitive pressure and the slow recovery from the effects of Hurricane Sandy which caused a significant decline in visitation to the region's properties, notably in the first quarter, as compared to 2012.
Overall, property operating expenses in nine months ended September 30, 2013 were also lower than in the prior year as a result of significant decreases in costs attributable to our cost savings initiatives and more efficient marketing spending.
We expect that the region will continue to be challenged as a result of the competitive pressures in the region. In response, we will continue to focus on controlling costs to align the cost structure with lower revenue levels.

Other U.S.

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Casino revenues	$634.9	$670.3	(5.3)%	$1,926.6	$2,012.7	(4.3)%
Net revenues	707.4	743.6	(4.9)%	2,129.4	2,219.9	(4.1)%
Loss from operations	(189.9)	(184.9)	(2.7)%	(59.4)	(135.7)	56.2%
Operating margin(1)	(26.8)%	(24.9)%	(1.9) pts	(2.8)%	(6.1)%	3.3 pts
Three months ended September 30, 2013 compared to September 30, 2012
Net revenues decreased by $36.2 million, or 4.9%, primarily attributable to lower visitation to the region's properties, driven by competition in the regional markets, and slightly unfavorable hold, and the continued softness in the domestic gaming markets. Casino revenues declined primarily as a result of weaker slot volumes and unfavorable hold, while table games volumes increased in the three months ended September 30, 2013 compared to the prior year quarter.
Loss from operations for the third quarter 2013 was $189.9 million, compared to $184.9 million in the prior year quarter. This change of $5.0 million was primarily due to higher non-cash impairment charges which totaled $296.7 million in the third quarter of 2013, compared to $292.0 million in the prior year quarter. Aside from the change in impairment charges, income from operations remained relatively unchanged. Operating expenses declined as a result of a $12.4 million decrease in depreciation expense and a $24.5 million improvement in write-downs, reserves and project opening costs, net of recoveries as compared to the prior year quarter.
Nine months ended September 30, 2013 compared to September 30, 2012
Net revenues in the nine months ended September 30, 2013 decreased $90.5 million, or 4.1%, from 2012 due mainly to casino revenue declines of $86.1 million, or 4.3%. Casino revenues declined during the nine months ended September 30, 2013 due mainly continued softness in the domestic gaming markets, competition within the regional markets, and lower visitation to the properties driven by and an elimination of marketing activities identified as less profitable.
Property operating expenses in the nine months ended September 30, 2013 were lower than in 2012 as a result of more focused marketing spend and cost decreases attributable to our cost savings initiatives. Depreciation expense declined $25.4 million and we recorded $399.0 million of non-cash tangible asset impairment charges in the nine months ended September 30, 2013 compared to $459.5 million in 2012. As a result, loss from operations in the nine months ended September 30, 2013 improved $76.3 million or 56.2%.

Managed, International, and Other

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Net revenues
Managed	$84.8	$37.0	129.2%	$241.8	$62.0	290.0%
International	63.9	103.1	(38.0)%	280.5	333.7	(15.9)%
Other	25.1	20.8	20.7%	83.9	97.4	(13.9)%
Total net revenues	$173.8	$160.9	8.0%	$606.2	$493.1	22.9%
(Loss)/income from operations
Managed	$3.1	$(2.1)	*	$15.4	$3.0	413.3%
International	0.7	(0.1)	*	23.2	26.9	(13.8)%
Other	(101.0)	(130.7)	22.7%	(144.4)	(205.6)	29.8%
Total loss from operations	$(97.2)	$(132.9)	26.9%	$(105.8)	$(175.7)	39.8%
____________________________
*     Not meaningful
Managed
Managed properties include companies that operate three Indian-owned casinos, and Horseshoe Cleveland, Horseshoe Cincinnati and Caesars Windsor, and the results of Thistledown Racetrack in Ohio ("Thistledown Racino") through August 2012 when the racetrack was contributed to Rock Ohio Caesars, LLC, a joint venture in which Caesars holds a 20% ownership interest.
Revenues for our Managed properties increased $47.8 million, or 129.2%, in the third quarter 2013 compared to the prior year quarter, primarily due to new managed properties, including Horseshoe Cincinnati (opened in March 2013), and Thistledown Racino (commenced video lottery terminal operations in April 2013). A large portion of these revenues represent reimbursable management costs of $71.8 million, which are presented on a gross basis as revenue and expense, thus resulting in no net income from operations.
Net revenues for our Managed properties in the nine months ended September 30, 2013 increased $179.8 million from the prior year, primarily due to new managed projects, including Horseshoe Cleveland (opened in May 2012), Horseshoe Cincinnati (opened in March 2013), Thistledown Racino (commenced video lottery terminal operations in April 2013) and the management company for Caesars Windsor, which we are now consolidating since increasing our ownership from 50% to 100% in June 2012. Reimbursable management costs were $201.9 million in the nine months ended September 30, 2013 and are presented on a gross revenue basis, resulting in an increase in revenues and an equally offsetting increase in operating expenses.
International
International properties include the results of Caesars' international operations. On May 31, 2013, we sold 45% of our equity interest in Conrad Punta del Este in Uruguay to Enjoy S.A. and, as a result of this transaction, no longer consolidates this property's results, but instead accounts for it as an equity method investment. The above table includes the consolidated results of Conrad Punta del Este through May 31, 2013 and the equity method income or loss from operations beginning June 1, 2013.
In the fourth quarter 2012, we began discussions with interested parties with respect to a sale of the subsidiaries that hold our land concession in Macau. As a result, the related assets and liabilities have been classified as held for sale at September 30, 2013 and December 31, 2012 and their operating results have been classified as discontinued operations for all periods presented and are excluded from the table above. On August 6, 2013, we, along with certain of our wholly owned subsidiaries, entered into a share purchase agreement with Pearl Dynasty Investments Limited (“Pearl Dynasty”), pursuant to which Pearl Dynasty will purchase from us all of the equity interests of the subsidiaries that hold the Macau land concession. The sale closed on November 1, 2013 and proceeds were approximately $420.0 million.
On March 4, 2013, we closed the Alea Leeds casino in England and its operating results have been classified as discontinued operations for all periods presented and are excluded from the table above.
Net revenue declines of $39.2 million, or 38.0%, in the three months ended September 30, 2013 compared to the prior year quarter, were primarily driven by the second quarter sale of the equity interests in Conrad Punta Del Este, resulting in a $26.5 million decline in net revenues, coupled with declines at our London Clubs properties as a result of strong competition in the United Kingdom market.

Income from operations decreased $3.7 million, or 13.8%, due mainly to visitation declines to the London Clubs properties in the nine months ended September 30, 2013, compared to the prior year, due to competitive pressures combined with a decline in earnings from the partial sale of the Conrad as described above. Property operating expenses in 2013 were lower than in 2012 as a result of decreases in costs attributable to our cost savings initiatives.
Other
Other is comprised of corporate expenses, including administrative, marketing, and development costs and income from certain non-consolidated affiliates.
Net revenues from our other businesses in the third quarter 2013 increased $4.3 million, or 20.7%, compared to the third quarter 2012. Loss from operations for the third quarter 2013 improved 29.7 million, or 22.7% compared to 2012, primarily as a result of $124.0 million of intangible asset impairment charges in the third quarter 2012, compared to $92.5 million in the third quarter of 2013, coupled with a $15.1 million decrease in corporate expense.
Net revenues from our other businesses in the nine months ended September 30, 2013 declined $13.5 million, or 13.9%, compared to 2012. In the nine months ended September 30, 2013, loss from operations improved $61.2 million, or 29.8% due mainly to a decline in operating expenses driven by $92.5 million of tangible and intangible asset impairments in the nine months ended September 30, 2013, compared to $163.5 million of charges in the prior year, and a $27.3 million decrease in corporate expense.
____________________

(1)	Operating margin is calculated as income from operations divided by net revenues for the respective period.
Other Factors Affecting Net Loss

Expense/(income)	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2013	2012		2013	2012
Interest expense, net of interest capitalized	$549.2	$495.6	(10.8)%	$1,626.2	$1,509.7	(7.7)%
Loss on early extinguishments of debt	0.3	—	*	37.1	—	*
Gain on partial sale of subsidiary	—	—	*	(44.1)	—	*
Benefit for income taxes	(441.6)	(237.3)	86.1%	(852.3)	(549.8)	55.0%
(Income)/loss from discontinued operations, net of income taxes	(11.8)	0.8	*	29.5	74.0	60.1%
____________________________
*     Not meaningful

Interest Expense, Net of Interest Capitalized
Interest expense, net of interest capitalized, increased by $53.6 million, or 10.8%, in the third quarter of 2013, due primarily to higher interest rates as a result of the extension of the maturities of our debt combined with higher debt balances, compared to the year-ago quarter, partially offset by higher mark-to-market gains on derivatives in 2013.
Interest expense, net of interest capitalized in the nine months ended September 30, 2013 increased $116.5 million or 7.7% from 2012 due primarily to higher interest rates as a result of extending the maturities of our debt combined with higher debt balances compared to the year-ago period, partially offset by mark-to-market gains on derivatives in 2013 compared to losses in 2012. Interest expense for nine months ended September 30, 2013 included $103.5 million of gains due to changes in fair value for derivatives not designated as hedging instruments. Interest expense for nine months ended September 30, 2012 included $10.9 million of losses due to changes in fair value for derivatives not designated as hedging instruments.

Loss on Early Extinguishments of Debt
There were no significant debt extinguishments during the third quarter of 2013 or 2012.
During the nine months ended September 30, 2013, we recognized a loss on early extinguishments of debt of $37.1 million, primarily related to extinguishments of debt under the CEOC Credit Facilities. There were no significant early extinguishments of debt during the nine months ended September 30, 2012.
Gain on partial sale of subsidiary
In connection with the sale of 45% of Baluma S.A. to Enjoy, we recognized a gain of $44.1 million in the second quarter 2013. There was no comparable amount in the prior year.
Benefit for Income Taxes
The effective tax rate for the three months ended September 30, 2013 and 2012 was 34.9% and 30.9%, respectively. The increase in the effective tax rate is primarily due to the tax effects of larger nondeductible goodwill impairments in 2012.
The effective tax rate for the nine months ended September 30, 2013 and 2012 was 40.5% and 34.1%, respectively. The effective rate benefit was primarily impacted by a discrete tax benefit from a capital loss resulting from a tax election made for U.S. federal income tax purposes during the first quarter but effective at the end of December 2012. In addition, the rate differed from 2012 due to the tax effects of larger nondeductible goodwill impairments in 2012.
Loss from Discontinued Operations, Net of Income Taxes
Income from discontinued operations, net of income taxes was $11.8 million for the third quarter 2013 compared to a loss from discontinued operations, net of income taxes of $0.8 million in the third quarter 2012. This change was primarily due to a $15.2 million increase in the fair value of assets held for sale less cost to sell, recorded in the third quarter of 2013, related to our land concession in Macau.
Loss from discontinued operations, net of income taxes in the nine months ended September 30, 2013 was $29.5 million, primarily comprised of charges totaling $21.5 million for exit activities and the write-down of tangible and intangible assets related to the March 4, 2013 closure of the Alea Leeds casino and net write-downs of $5.8 million related to our land concessions in Macau. Loss from discontinued operations, net of income taxes in the nine months ended September 30, 2012 was $74.0 million and included $99.0 million of loss from operations related to the land concessions in Macau, primarily comprised of a $101.0 million non-cash tangible asset impairment charge and $3.5 million of loss from operations related to the Alea Leeds casino.
Liquidity and Capital Resources
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels. In accordance with our shared services agreement with Caesars Entertainment, we estimate that cost-savings programs produced $46.6 million and $143.8 million in incremental cost savings for the three and nine months ended September 30, 2013, respectively, for CEOC compared to the same periods in 2012. Additionally, as of September 30, 2013, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $89.1 million, based on the full implementation of current projects that are in process. As we realize savings or identify new cost-reduction activities, this amount will change.

Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development and additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of the Harrah's St. Louis casino, we have been using and will continue to use the net proceeds from the sale to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the senior secured credit facilities (the “Credit Facilities”).
Our planned development projects, if they proceed, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.
Our capital spending for the nine months ended September 30, 2013 totaled $436.8 million, net of a decrease of $13.7 million of related payables. Estimated total capital expenditures for 2013 for CEOC, including 2013 expenditures associated with the LINQ project, the Bill's renovation, and other developments are expected to be between $615 million and $675 million which includes approximately $150 million of 2013 project financing associated with the LINQ project, the Bill's renovation, and other developments for which we expect to obtain financing. Estimated total capital expenditures for 2013 for the LINQ project are expected to be approximately $250 million. Financing for the Horseshoe Baltimore project in Maryland was obtained and the development broke ground in July 2013 as further described in the "Liquidity and Capital Resources - Horseshoe Baltimore Financing" section below.
Liquidity and Capital Resources
Our cash and cash equivalents, excluding restricted cash, totaled $1,268.4 million at September 30, 2013 compared to $1,547.5 million at December 31, 2012. Restricted cash totaled $400.1 million at September 30, 2013, consisting of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. Our operating cash inflows are typically used for operating expenses, debt service costs and working capital needs.
Our cash flows from operating, investing, and financing activities for the nine months ended September 30, 2013 and 2012 associated with the Harrah's St. Louis casino, the Alea Leeds casino, and the subsidiaries that hold our land concession in Macau are included in our Consolidated Condensed Statements of Cash Flows as cash flows from discontinued operations. We sold the Harrah's St. Louis casino on November 2, 2012, and the net proceeds generated from the sale are being used and will continue to be used to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the Credit Facilities.
We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of September 30, 2013, we had $20,896.9 million face value of indebtedness outstanding, including capital lease indebtedness. Cash paid for interest for the nine months ended September 30, 2013 was $1,367.5 million. Payments of short-term debt obligations and payments of other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through refinancing of debt, or, if necessary, additional debt or equity offerings.
In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At September 30, 2013, our additional borrowing capacity under the credit facility was $114.9 million. In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.

From time to time, depending upon market, pricing, and other conditions, and on our cash balances and liquidity, we may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Please refer to the Notes and Credit Facilities sections below, and the Capital Resources section that follows herein for details on our debt outstanding. This detail includes, among other things, a table presenting details on our individual borrowings outstanding as of September 30, 2013 and December 31, 2012, changes in our debt outstanding and certain changes in the terms of existing debt for the nine months ended September 30, 2013. The Capital Resources section that follows herein also discusses the use of derivatives to manage the mix of our debt between fixed and variable rate instruments. The Debt Covenant Compliance section below details restrictive covenants related to certain of our borrowings.
Macau Land Concession
On August 6, 2013, we, along with certain of our wholly owned subsidiaries, entered into a share purchase agreement with Pearl Dynasty Investments Limited (“Pearl Dynasty”), pursuant to which the Company is selling to Pearl Dynasty its subsidiaries that hold its land concession in Macau for a purchase price of $438.0 million. The transaction closed on November 1, 2013. The Company expects to use the net proceeds from the sale, which were approximately $420.0 million, to fund CEOC capital expenditures or to repurchase certain outstanding debt obligations of CEOC. See Note 3, “Acquisitions, Investments, Dispositions and Divestitures,” and Note 21, "Subsequent Events" of the Caesars Entertainment Quarterly Report on Form 10-Q for the period ended September 30, 2013 for further discussion.
Caesars Growth Partners
Caesars Entertainment recently closed the transaction with respect to Caesars Growth Partners as further described in Note 4, "Caesars Growth Partners Transaction," of the Caesars Entertainment Quarterly Report on Form 10-Q for the period ended September 30, 2013.
Claridge Hotel Tower Sale
In October 2013, the Company entered into an agreement to sell its 500-room Claridge Hotel Tower in Atlantic City.
Credit Facilities
In connection with the Acquisition, we entered into the Credit Facilities. This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly owned subsidiaries.
In January and February 2013, we converted $133.9 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and terminated $133.9 million principal amount of revolving commitments of extending lenders.
In connection with the February 2013 notes offering described in the Notes section below, we received the requisite lenders’ consent and entered into a bank amendment to our Credit Facilities to, among other things: (i) use the net cash proceeds of the February 2013 notes offering to repay a portion of our existing term loans as described in the Notes section below; (ii) obtain up to $75.0 million of extended revolving facility commitments with a maturity of January 28, 2017, which received all required regulatory approvals in April 2013, (iii) increase the accordion capacity under the Credit Facilities by an additional $650.0 million (which may be used to, among other things, establish extended revolving facility commitments under the Credit Facilities); (iv) modify the calculation of the senior secured leverage ratio for purposes of the maintenance test under the Credit Facilities to exclude the notes issued in February 2013; and (v) modify certain other provisions of the Credit Facilities.

As of September 30, 2013, our Credit Facilities provide for senior secured financing of up to $4,630.8 million, consisting of (i) senior secured term loans in an aggregate principal amount of $4,415.4 million and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $215.5 million, with $109.4 million maturing January 28, 2014 and $106.1 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities currently require scheduled quarterly payments of $2.5 million, with the balance due at maturity. As of September 30, 2013, the senior secured term loans are comprised of $29.1 million maturing on January 28, 2015, $962.5 million maturing on October 31, 2016, and $3,423.8 million maturing on January 28, 2018. As of September 30, 2013, $100.5 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $114.9 million of additional borrowing capacity was available to us under our revolving credit facility as of September 30, 2013.
Notes
In December 2012, we completed the offering of $750.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On February 20, 2013, when the proceeds were released from escrow, we used $350.0 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
In February 2013, we completed the offering of $1,500.0 million aggregate principal amount of 9.0% senior secured notes due 2020. On March 27, 2013, when the proceeds were released from escrow, we used $1,433.3 million of the proceeds to repay a portion of the existing term loans under the Credit Facilities at par.
As a result of these repayments, we recognized a loss on early extinguishment of debt of $29.4 million during the first quarter of 2013.
Horseshoe Baltimore Financing
On July 2, 2013, CBAC Borrower, LLC (“CBAC”), a joint venture among Caesars Baltimore Investment Company, LLC (a wholly owned indirect subsidiary of CEOC), Rock Gaming Mothership LLC, CVPR Gaming Holdings, LLC, STRON-MD Limited Partnership and PRT Two, LLC, entered into a credit agreement (the “Baltimore Credit Facility”) in order to finance the acquisition of land in Baltimore, Maryland and the construction of the Horseshoe Baltimore and a garage (collectively, the “Baltimore Development”).
The Baltimore Credit Facility provides for (i) a $300.0 million senior secured term facility with a seven-year maturity, which is comprised of a $225.0 million facility that was funded upon the closing of the Baltimore Credit Facility, a $37.5 million delayed draw facility available from the closing of the Baltimore Credit Facility until the 12-month anniversary of the closing and a $37.5 million delayed draw facility available until the 18-month anniversary of the closing and (ii) a $10.0 million senior secured revolving facility with a five-year maturity. The Baltimore Credit Facility is secured by substantially all material assets of CBAC and its wholly owned domestic subsidiaries.
Concurrently with the closing of the Baltimore Credit Facility, CBAC also entered into a term loan facility that provides for up to $30.0 million of equipment financing (the “Baltimore FF&E Facility”). Under the Baltimore FF&E Facility, CBAC may use funds from the facility to finance or reimburse the purchase price and certain related costs of furniture, furnishings and equipment to be used in the Baltimore Development.
Debt Covenant Compliance
Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions, or cause an event of default. Specifically, the Credit Facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months ("LTM") Adjusted EBITDA - Pro Forma - CEOC Restricted. After giving effect to the February 2013 bank amendment to the Credit Facilities discussed above, this ratio excludes $3,700.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. For purposes of calculating the senior secured leverage ratio, the amount of senior first priority secured debt is reduced by the amount of unrestricted cash on hand. As of September 30, 2013, our senior secured leverage ratio was 4.36 to 1.0.

In addition, certain covenants contained in our senior secured credit facilities and indentures covering our first priority senior secured notes and second priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0, and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of September 30, 2013, our total first priority secured leverage ratio and consolidated leverage ratio were 7.30 to 1.0 and 13.44 to 1.0, respectively. For the twelve months ended September 30, 2013, our LTM Adjusted EBITDA-Pro Forma - CEOC Restricted was insufficient to cover fixed charges by $641.9 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio, and consolidated leverage ratio described in this paragraph are not maintenance covenants.
We are in compliance with our Credit Facilities and indentures, including the senior secured leverage ratio, as of September 30, 2013. In order to comply with the quarterly senior secured leverage ratio in the future, we will need to achieve a certain amount of LTM Adjusted EBITDA - Pro Forma - CEOC Restricted and/or reduced levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which we believe are correlated to a consumer recovery, (b) ability to effect cost savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending, or (g) a combination thereof. In addition, under certain circumstances, our Credit Facilities allow us to apply cash contributions we receive as an increase to LTM Adjusted EBITDA - Pro Forma - CEOC Restricted if we are unable to meet our senior secured leverage ratio. However, there is no guarantee that such contributions will be forthcoming.
Based upon our current operating forecast, and our ability to achieve one or more of the factors noted above, we believe that we will continue to be in compliance with the senior secured leverage ratio and meet our cash flow needs during the foreseeable future, including the next twelve months. If we are unable to maintain compliance with the senior secured leverage ratio and if we fail to remedy a default pursuant to the terms of our Credit Facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Long-Term Debt
The following table presents our outstanding debt as of September 30, 2013 and December 31, 2012:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s)	Face Value	Book Value	Book Value
			September 30, 2013			December 31, 2012
Credit Facilities (a)
Term Loans B1-B3	2015		3.18% - 3.25%	$29.1	$29.1	$1,025.8
Term Loan B4	2016		9.50%	962.5	949.6	954.5
Term Loan B5	2018		4.43%	991.9	989.2	1,218.8
Term Loan B6	2018		5.43%	2,431.9	2,398.4	2,812.6
Revolving Credit Facility	2014		—	—	—	—
Revolving Credit Facility	2017		—	—	—	—
Secured Debt
Senior Secured Notes (a)	2017		11.25%	2,095.0	2,064.7	2,060.2
Senior Secured Notes (a)	2020		8.50%	1,250.0	1,250.0	1,250.0
Senior Secured Notes (a)	2020		9.00%	3,000.0	2,953.2	1,486.9
Second-Priority Senior Secured Notes (a)	2018		12.75%	750.0	743.7	742.9
Second-Priority Senior Secured Notes (a)	2018		10.00%	4,553.1	2,396.3	2,260.2
Second-Priority Senior Secured Notes (a)	2015		10.00%	214.8	184.4	173.7
Chester Downs Senior Secured Notes	2020		9.25%	330.0	330.0	330.0
PHW Las Vegas Senior Secured Loan	2015	(c)	3.04%	510.0	464.0	438.2
Linq/Octavius Senior Secured Loan	2017		9.25%	450.0	447.0	446.5
Bill's Gamblin' Hall & Saloon Credit Facility	2019		11.00%	185.0	181.6	181.4
CBAC	2020		8.25%	225.0	218.5	—
Subsidiary-guaranteed Debt (b)
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75% - 11.50%	14.7	14.7	13.2
Unsecured Senior Debt (a)
5.375%	2013		5.375%	125.2	123.3	116.6
7.0%	2013		7.00%	—	—	0.6
5.625%	2015		5.625%	791.8	700.9	666.2
6.5%	2016		6.50%	573.2	483.0	463.0
5.75%	2017		5.75%	538.8	412.9	395.9
Floating Rate Contingent Convertible Senior Notes	2024		0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
Special Improvement District Bonds	2037		5.30%	62.9	62.9	64.3
Note payable to Caesars Entertainment	2017		3.18%	285.4	285.4	516.4
Other	2016		6.00%	28.2	28.2	—
Capitalized Lease Obligations	to 2017		3.57% - 11.00%	19.6	19.6	27.3
Total debt				$20,896.9	$18,209.4	$18,124.0
Current portion of long-term debt				(206.2)	(204.3)	(876.3)
Long-term debt				$20,690.7	$18,005.1	$17,247.7
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(a)	Guaranteed by Caesars Entertainment.

(b)	Guaranteed by Caesars Entertainment and certain wholly owned subsidiaries of CEOC

(c)	Based on our ability and intent, assumes the exercise of extension options to move the maturity from 2013 to 2015, subject to certain conditions.

As of September 30, 2013 and December 31, 2012, book values are presented net of unamortized discounts of $2,687.5 million and $2,921.3 million, respectively.
Current Portion of Long-Term Debt
Our current maturities of long-term debt include required interim principal payments on certain term loans under the Credit Facilities, the special improvement district bonds and capitalized lease obligations. The current portion of long-term debt also includes $26.0 million of 10.0% second-priority senior secured notes due 2018, $24.9 million of 10.0% second-priority senior secured notes due 2015 and $125.2 million of 5.375% unsecured senior debt due 2013. Our current maturities exclude the PHW Las Vegas senior secured loan due in December 2013 based upon our ability and intent to exercise our option to extend the maturity to 2015.
The current portion of long-term debt at December 31, 2012 includes $750.0 million of 9.0% notes issued in December 2012 pending satisfaction of certain escrow conditions. On February 20, 2013, the escrow conditions were satisfied and the debt obligation was reclassified to long-term.
Revolving Credit Facility with Caesars
Caesars Entertainment Corporation has a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $1.0 billion outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on November 14, 2017, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable quarterly in arrears or, at CEOC's election such interest may be added to the loan balance owed to Caesars Entertainment. There was $285.4 million outstanding under the agreement at September 30, 2013.
Derivative Instruments
Derivative Instruments – Interest Rate Swap Agreements
We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2013, we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows.
The major terms of the interest rate swap agreements as of September 30, 2013 are as follows:

Effective Date	Notional Amount (In millions)	Fixed Rate Paid	Variable Rate Received	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.179%	October 25, 2013	January 25, 2015
April 25, 2011	250.0	1.347%	0.179%	October 25, 2013	January 25, 2015
April 25, 2011	250.0	1.350%	0.179%	October 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.179%	October 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.179%	October 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.179%	October 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.179%	October 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.179%	October 25, 2013	January 25, 2015
The variable rate on our interest rate swap agreements did not materially change as a result of the October 25, 2013 reset.
Derivative Instruments – Other
During the second quarter of 2012, the Company entered into a written put option (the “Option”) for certain preferred equity interests in Sterling Suffolk Racecourse, LLC ("Sterling Suffolk"), owner of Suffolk Downs racecourse in East Boston, Massachusetts. The potential future aggregate cash payments of $5.5 million as of September 30, 2013 related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our Consolidated Condensed Balance Sheets. Additionally, the Option is recorded in our Consolidated Condensed Balance Sheets at its fair value, which was de minimis as of September 30, 2013.

We hold a minority equity ownership, including both common and preferred stock interests, in Sterling Suffolk. In addition, we have a $60.0 million intangible asset representing the right to manage a potential future gaming facility. Sterling Suffolk recently made a bid for a casino license at its facility. On October 18, 2013, we received a report issued to the Massachusetts Gaming Commission from the Director of the Investigations and Enforcement Bureau for the Massachusetts Gaming Commission which raised certain issues for consideration when evaluating our suitability as a qualifier in Massachusetts. As a result, we have withdrawn our application as a qualifier in Massachusetts for the benefit of Sterling Suffolk. While it is too early to determine the resolution regarding our investment in this project, the approximate cash investment is $100 million as of September 30, 2013.
Derivative Instruments – Impact on Consolidated Condensed Financial Statements
None of our derivative instruments are offset, and the fair values of assets and liabilities are recognized in the Consolidated Condensed Balance Sheets. The following table represents the fair values of derivative instruments in our Consolidated Condensed Balance Sheets as of September 30, 2013 and December 31, 2012:

(In millions)		Asset Derivatives		Liability Derivatives
		Fair Value		Fair Value
Derivatives instruments	Balance Sheet Location	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Interest rate swaps	Deferred credits and other	$—	$—	$(203.0)	$(306.4)
Interest rate caps	Deferred charges and other	—	*	—	—
Total		$—	*	$(203.0)	$(306.4)
___________________

*	Amount rounds to zero.
There were no designated interest rate contracts in the three and nine months ended September 30, 2013 and 2012.
The following table represents the effect of the non-designated interest rate contracts in the Consolidated Condensed Statements of Operations:

(In millions)		Quarter Ended September 30,		Nine Months Ended September 30,
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	2013	2012	2013	2012
Unrealized (gains)/losses	Interest expense	$(34.1)	$(6.2)	$(103.5)	$10.9
Derivative settlements	Interest expense	43.4	42.6	128.3	126.6
Total		$9.3	$36.4	$24.8	$137.5
The derivative settlements under the terms of the interest rate swap agreements are recognized as interest expense and are paid monthly.
At September 30, 2013, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 1.5% of our total debt, while our fixed-rate debt is 98.5% of our total debt.
Guarantees of Third-Party Debt and Other Obligations and Commitments
Material changes to our aggregate indebtedness are described in the "Liquidity and Capital Resources" section of this Exhibit 99.1. At September 30, 2013, our estimated interest payments for the three months ended December 31, 2013 are $482.2 million, for the years ended December 31, 2014 through 2017 are $1,923.1 million, $1,736.2 million, $1,601.8 million and $1,327.2 million, respectively, and our estimated interest payments thereafter are $1,445.6 million.
As of September 30, 2013, there have been no material changes outside of the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information filed as Exhibit 99.1 to Caesars' Annual Report on Form 10-K for the year ended December 31, 2012, as amended.